

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 23, 2015

W. John Short
Director and Chief Executive Officer
RiceBran Technologies
6720 N. Scottsdale Road, Suite # 390
Scottsdale, AZ 85253

>   **Re: RiceBran Technologies**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 31, 2015**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 30, 2015**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
>   **Filed November 12, 2015**
>   **File No. 1-36245**

Dear Mr. Short:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Our Growth Strategy, page 8

1. As you appear to have done in each of your annual reports since March 31, 2005, you refer to a "57-subject clinical trial" which "suggested that consumption of [your product] may lower blood glucose levels" of diabetes patients. You also continue to state that you "may develop products which address the use of SRB products as medical foods," etc. If you retain this reference, please also disclose the date that the trial was conducted. Similarly, if true, please disclose that you have not yet developed any such products nor sanctioned any subsequent trials to confirm the results from the initial trial you reference.

Definitive Proxy Statement on Schedule 14A

Directors, Executive Officers and Corporate Governance, page 66

2. We refer you to Item 401(f) of Regulation S-K, including the Instructions which relate to that Item. Neither of the biographical sketches you provide for Mr. Short (at pages 4 and 14) discloses the company's filing for Chapter 11 bankruptcy. Please revise accordingly.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Notes to Unaudited Condensed Consolidated Financial Statements

Note 10. Debt, page 14

3. We note your disclosure that, on November 3, 2015, you entered into an agreement with Full Circle Capital Corporation that amends the Loan, Guaranty and Security Agreement that is Exhibit 10.1 to your Form 8-K filed on May 15, 2015. Please tell us what consideration you gave to filing an Item 1.01 Form 8-K related to the amended agreement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources